Exhibit 99.2

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi

1.        Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:  James Hardie Industries PLC

2.        Reason for the notification (please tick the appropriate box or boxes):

[✓]    an acquisition or disposal of voting rights

[  ]     an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[  ]     an event changing the breakdown of voting rights

[  ]     other

3.        Full name of person(s) subject to the notification obligationiii: FMR LLC

4.        Full name of shareholder(s) (if different from 3.)iv:

5.        Date of the transaction and date on which the threshold is crossed or reachedv: 09 November 2016

6.        Date on which issuer notified: 10 November 2016

7.        Threshold(s) that is/are crossed or reached: 6%

8.        Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transactionvii
	Number of Sharesviii	Number of Voting rightsix	Number of shares[x]	Number of voting rightsxi		% of voting rights
			Indirect	Directxii	Indirectxiii	Direct	Indirect
AU000000JHX1	26,665,969	26,665,969	26,409,745		26,409,745		5.99%

SUBTOTAL A (based on aggregate voting rights)	26,665,969	26,665,969	26,409,745	26,409,745		5.99%

B) Financial Instruments
Resulting situation after the triggering transactionxiv
Type of financial instrument	Expiration Datexv	Exercise/Conversion Period/ Datexvi	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	26,409,745	5.99%

9.        Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexvii:

Controlled Undertaking	Percentage Holding
FIAM LLC	0.58
Fidelity Institutional Asset Management Trust Company	0.53
FMR CO., INC	4.29
FMR INVESTMENT MANAGEMENT (UK) LIMITED	0.59
Grand Total	5.99

 10.      In case of proxy voting

11.       Additional information